UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number: 000-30517

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Community Bank

401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Community Bancshares, Inc.,

4500 Cameron Valley Parkway,

Suite 150,

Charlotte, North Carolina 28211

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2008 and 2007

Statement of changes in net assets available for benefits, year ended December 31, 2008

Notes to financial statements

Exhibit Index

23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN COMMUNITY BANK 401(K) PROFIT SHARING PLAN

	By:	AMERICAN COMMUNITY BANK
A division of Yadkin Valley Bank

Date: June 10, 2009	By:	/s/ Dan R. Ellis, Jr.
Dan R. Ellis, Jr.
Senior Vice President

American Community Bank 401(k)

Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

December 31, 2008 and 2007

And for the

Year Ended December 31, 2008

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants

American Community Bank 401(k) Profit Sharing Plan

Monroe, North Carolina

We have audited the accompanying statements of net assets available for benefits of the American Community Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Community Bank 401(k) Profit Sharing Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina

June 8, 2009

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value
American Community Bancshares, Inc. stock	$297,721	$173,205
Mutual funds	1,113,420	1,743,061
Common collective funds	499,168	438,753
Cash and temporary investments	115,076	88,159
Participant loans	117,547	132,502

	2,142,932	2,575,680

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,142,932	2,575,680

Adjustments from fair value to contract value for fully benefit-responsive investment contract	36,469	(1,196)

NET ASSETS AVAILABLE FOR BENEFITS	$2,179,401	$2,574,484

See accompanying notes.	Page 2

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

2008
ADDITIONS
INVESTMENT INCOME
Interest and dividend income	$7,214
Interest on loans to participants	6,894

14,108

CONTRIBUTIONS
Employer	111,013
Participants’	327,231
Rollovers	1,037

439,281

TOTAL ADDITIONS	453,389

DEDUCTIONS
Net depreciation in fair value of investments	596,958
Benefits paid to participants	235,491
Administrative expenses	16,023

TOTAL DEDUCTIONS	848,472

NET DECREASE	(395,083)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	2,574,484

END OF YEAR	$2,179,401

See accompanying notes.	Page 3

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE A – PLAN DESCRIPTION

American Community Bank 401(k) Profit Sharing Plan is a defined contribution plan covering substantially all employees of American Community Bank, the plan sponsor (the “Company” or “Employer”), with participation effective upon date of employment. An employee is eligible for Company matching contributions after 1,000 hours of service within 12 consecutive months of employment and having attained the age of 21. Annual employer profit sharing contributions are at the sole discretion of the Company.

The Plan is administered by the third party administrator as appointed by the Company’s Board of Directors. Plan assets are held in a trust fund, and transactions are executed therein by the trust department of TD Ameritrade.

Profit sharing contributions to the Plan are allocated to the individual participant’s account in the proportion that each participant’s annual compensation bears to the total annual compensation of all participants.

The Plan also has a 401(k) feature. Participants may contribute a portion of their compensation to the Plan. These contributions are fully vested at the time of the contribution and the participants can select from twenty three options where the contributions are to be invested. The Company matches contributions of up to 3% of each employee’s salary. Matching contributions of $111,013 were made during the year ended December 31, 2008.

Investment income or loss is allocated to the individual participant’s account in the proportion which the account of each such participant bears to the total of the accounts of all participants.

The Plan also allows participant loans. The minimum amount participants may borrow from the Plan is $500 with a maximum of 50% of the participant’s account balance. All loans are secured by the participant’s vested balance and bear interest at a rate comparable to interest rates charged on secured personal loans. The interest rates varied from 4.25% to 7.25% at December 31, 2008. Loan repayments must be amortized in level payments, not less frequently than every pay period, over a period not extending five years from the date of the loan.

Active employees participating in the Plan at age 59  1/2 are permitted to withdraw up to 100% of their account balance in order to take advantage of other investment opportunities.

Upon termination of the Plan or upon complete discontinuance of contributions under the Plan, the rights of all participants to the amounts credited to the participants’ accounts are nonforfeitable, and upon the occurrence of either of such events, the assets of the trust shall be administered and distributed to the participants and the beneficiaries at such time or times and in such nondiscriminatory manner as is determined by the committee to be consistent with Employee Retirement Income Security Act of 1974 and its related regulations (ERISA).

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE A – PLAN DESCRIPTION (Continued)

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contributions and earnings thereon is based on years of service as follows:

Vesting

	Years of service
	Less than 2	2	3	4	5	6 or more
Percent vested	0%	20%	40%	60%	80%	100%

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures are used to pay Plan administrative expenses and/or reduce employer match. Total forfeitures were $10,139 for the year ended December 31, 2008. The Plan has not yet determined the use of the forfeitures from 2008.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in temporary investments and corporate stocks are carried at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. For investments in common collective funds, fair value represents the Plan’s proportionate share of the total fair value of the securities in the common collective funds. Loans to participants are secured and are valued at cost plus accrued interest, which approximates fair value.

The Plan has adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract. The fully benefit responsive stable value fund is valued at contract value as estimated by the administrator of the fund. As described in the FSP, the investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its benefit-responsive investment contract, for which the appreciation or depreciation in the contract value is included.

Expenses

Administrative expenses are paid by the Plan, as provided in the plan agreement.

Payment of Benefits

Benefits are reported when paid.

Plan Termination

Although there is no intention to do so, the Plan can be terminated at any time by the Company. If terminated, the rights of all affected participants to the amounts credited to such participants’ accounts shall be non-forfeitable and the assets of the Plan shall be administered and distributed to the participants and beneficiaries at such time and in such nondiscriminatory manner as prescribed by ERISA and its related regulations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks

These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Common Collective Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Plan’s investment in a fully benefit-responsive investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The contracts are classified within level 3 of the valuation hierarchy.

Cash and Temporary Investments (Money Market Funds)

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to Participants

Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE C – INCOME TAX STATUS

The Plan obtained its latest determination letter in July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS

Investments held by the Plan at December 31, 2008 and 2007, are summarized in the following tables. Investments that represent 5% or more of the Plan’s net assets and investments with companies who are known to be a party-in-interest to the Plan are separately identified.

	2008		2007
Investments at fair value as determined by quoted market price

Corporate stocks
American Community Bancshares, Inc. stock*	$297,721		$173,205

Common collective funds
MetLife Stable Value Fund	394,485		274,799
Other	104,683	**	163,954	**

	499,168		438,753

Mutual funds
DFA Emerging Markets Value Fund	77,079	**	170,621
T Rowe Price Total Equity Market Index Fund	189,357		282,123
Vanguard Specialized Energy Fund	151,008		283,646
Vanguard Inflation Protected Securities Fund	252,795		222,852
Dodge and Cox International Stock Fund	132,097		277,695
Other	311,084	**	506,124	**

	1,113,420		1,743,061

Cash and temporary investments*	115,076	**	88,159	**

Investment at cost plus accrued interest, which approximates market value

Participant loans*	117,547		132,502

	$2,142,932		$2,575,680

*	Party-in-interest to the Plan.
**	Investments that individually do not represent 5% or more of the Plan’s net assets.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (Continued)

The following presents detail of the net depreciation in fair value of investments for the year ended December 31, 2008. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its fully benefit-responsive investment contract (MetLife Stable Value Fund), for which the appreciation or depreciation in the contract value is included.

2008
Mutual funds and corporate stock	$(565,991)
Common collective funds	(30,967)

$(596,958)

See “Adoption of New Accounting Standard” in Note B above for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note B.

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds	$1,113,420	$1,113,420
Common collective funds	499,168		104,683	394,485
Corporate stocks – ACB	297,721	$297,721
Money market fund	115,076		115,076
Participant loans	117,547			117,547

Total assets	$2,142,932	$1,411,141	$219,759	$512,032

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Description	Common Collected Funds Fully Benefit Responsive Investment Contract	Participant Loans	Total
Balance at December 31, 2007	$274,799	$132,502	$407,301
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to investments held at the reporting period	(23,312)	—	(23,312)
Purchases, sales, issuances, settlements, net	142,998	(14,955)	128,043

Balance at December 31, 2008	$394,485	$117,547	$512,032

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

The Plan is invested in a common collective trust managed by AST Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“issuer”), Metlife Stable Managed GAC (Contract #25554). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (Continued)

The crediting interest rates of the contract is based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%. Such interest rates are reviewed periodically for resetting. Interest rates will reflect capital market developments, the performance of the separate account assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. A positive adjustment is reflected in the Plan’s 2008 Statement of Net Assets Available for Benefits in the amount of $36,469.

The average yields of the guaranteed investment contract are as follows for the year ended December 31, 2008:

2008
Based on actual earnings	-5.32%
Based on interest rate credited to participants	4.46%

The following table reconciles the fair value of the fully benefit-responsive investment contract with its contract value as of December 31, 2008 and 2007:

	2008	2007
Fair value	$394,485	$274,799
Adjustment from fair value to contract value	36,469	(1,196)

Contract value	$430,954	$273,603

NOTE F – RELATED-PARTY TRANSACTIONS

As of December 31, 2008 and 2007, the Plan has invested in 29,046 and 18,061 in shares of common stock of American Community Bancshares, Inc (ABCA) with a fair value of $297,721 and $173,205, respectively. Certain plan investments include cash and money market accounts of the trustee and therefore qualify as party-in-interest. Also see Note D.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

NOTE G – SUBSEQUENT EVENTS

On September 9, 2008, the Plan Sponsor entered into a definitive agreement to be acquired by Yadkin Valley Financial Corporation (“Yadkin Valley”) and the Plan Sponsor became a wholly-owned division of Yadkin Valley operating under its current name as of April 16, 2009. As a result, the Plan and its assets will be merged into Yadkin Valley’s Plan at a date to be determined.

SUPPLEMENTAL SCHEDULE

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number 001    Employer Identification Number 56-2073258

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Cash and temporary investments		X	$115,076

	Corporate stocks
*	American Community Banchares, Inc.	Common Stock	X	297,721

	Common collective funds
	MetLife Stable Value Fund	Common collective trust fund	X	394,485
	Multi-Dimensional Perform	Collective investment funds	X	20,292
	Multi-Dimensional Power	Collective investment funds	X	42,260
	Multi-Dimensional Preserve	Collective investment funds	X	39,518
	Multi-Dimensional Protect	Collective investment funds	X	2,613

				499,168

	Mutual funds
	DFA Emerging Markets Value Fund	Mutual Fund	X	77,079
	DFA US Small Cap Value Fund	Mutual Fund	X	76,881
	Dodge and Cox International Stock Fund	Mutual Fund	X	132,097
	T. Rowe Price Real Estate	Mutual Fund	X	35,272
	T. Rowe Price Total Equity Market Index Fund	Mutual Fund	X	189,357
	Vanguard Admiral Fund	Mutual Fund	X	14,097
	Vanguard Specialized Energy Fund	Mutual Fund	X	151,008
	Vanguard Inflation Protected Securities Fund	Mutual Fund	X	252,795
	Vanguard Strategic Equity Fund	Mutual Fund	X	25,442
	Vanguard Target Retirement 2005 Fund	Mutual Fund	X	6,081
	Vanguard Target Retirement 2015 Fund	Mutual Fund	X	68,340
	Vanguard Target Retirement 2025 Fund	Mutual Fund	X	40,053
	Vanguard Target Retirement 2035 Fund	Mutual Fund	X	15,080
	Vanguard Target Retirement 2045 Fund	Mutual Fund	X	1,775
	Vanguard Target Retirement Income Fund	Mutual Fund	X	28,063

				1,113,420

*	Participant loans	4.25% - 7.25% due 2009-2014	-	117,547

				$2,142,932

*	Party-in-Interest to the Plan.
X	Cost omitted for participant directed investments